Exhibit 99.1
YINGLI GREEN ENERGY SIGNS PV MODULE SALES CONTRACTS WITH GECKOLOGIC AND SINOSOL
BAODING, China, October 2, 2008 — Yingli Green Energy Holding Company Limited (NYSE: YGE) (“Yingli Green Energy” or “the Company”), one of the world’s leading vertically integrated photovoltaic (“PV”) product manufacturers, today announced it has entered into new PV module sales contracts with leading German PV players GeckoLogic GmbH (“GeckoLogic”) and Sinosol AG (“Sinosol”).
28 MW PV Module Sales Contract with GeckoLogic
Yingli Green Energy signed a 28 MW PV module sales contract with GeckoLogic, a global solar system design and engineering firm dedicated to the design and installation of high performance PV systems for homes, businesses, government facilities and large commercial buildings. Under the terms of the contract, Yingli Green Energy will supply 28 MW of PV modules to GeckoLogic from January 2009 to December 2009. In addition, GeckoLogic has an option to order an additional 7 MW of PV modules from Yingli Green Energy in 2009. The PV modules to be delivered under this contract are expected to be installed in projects in Germany and other countries in Europe.
“During the past three years, we have gradually enhanced our market presence by delivering high performance, high quality PV systems.” said Mr. Steve Gyoerffy, Chief Executive Officer of GeckoLogic. “We selected Yingli to be among our top-tier strategic suppliers because of their superior product quality and sustainable module performance, experienced operating team and first-rate customer service. As the largest contract we have signed to date, this contract represents another milestone for our company and for our relationship with Yingli Green Energy.”
30 MW PV Module Sales Contract with Sinosol
Yingli Green Energy signed a 30 MW PV module sales contract with Sinosol, a global supplier of photovoltaic systems, and planner and developer of turnkey solar parks. Under the terms of the contract, Yingli Green Energy will supply 30 MW of PV modules to Sinosol. The specific delivery schedule is expected to be finalized in November 2008.
“We have been working with Yingli since 2005,” commented Mr. Kay Lee, Chief Executive Officer of Sinosol. “In order to ensure the delivery of high quality performance PV systems, we visit Yingli Green Energy’s manufacturing lines a few times each year to learn more about their efforts to enhance quality control procedures and implement new research and development achievements across their entire value chain. Their product quality has impressed us in our past contracts, and we are confident that this contract will play a critical role in the execution of our projects in 2009.”
“We are delighted to announce these two new sales contracts with GeckoLogic and Sinosol,” commented Mr. Liansheng Miao, Chairman and Chief Executive Officer of Yingli Green Energy. “Our initial collaboration with these two companies dates back to 2005. Over the years, we have solidified our relationship with both companies by successfully executing all of our prior contracts. To date, we have signed nearly 100 MW of fixed-price sales contracts for delivery to the German market in 2009. We believe this demonstrates the continued strength of the German market and our ability to sustain our relationships with long-term strategic customers.”

About Yingli Green Energy
Yingli Green Energy Holding Company Limited is one of the world’s leading vertically integrated PV product manufacturers. Through the Company’s principal operating subsidiary in China, Baoding Tianwei Yingli New Energy Resources Co., Ltd., Yingli Green Energy designs, manufactures and sells PV modules and designs, assembles, sells and installs PV systems that are connected to an electricity transmission grid or operate on a stand-alone basis. With 400 MW of total annual production capacity in each of polysilicon ingots and wafers, PV cells and PV modules, Yingli Green Energy is currently one of the largest manufacturers of PV products in the world as measured by annual production capacity. Additionally, Yingli Green Energy is one of a limited number of large-scale PV companies in the world to have adopted a vertically integrated business model. Through its wholly owned subsidiary Yingli Energy (China) Co., Ltd., Yingli Green Energy currently plans to expand annual production capacity of polysilicon ingots and wafers, PV cells and PV modules to 600 MW by mid-2009. Yingli Green Energy sells PV modules under its own brand name, Yingli Solar, to PV system integrators and distributors located in various markets around the world, including Germany, Spain, Italy, South Korea, Belgium, France, China and the United States. For more information, please visit www.yinglisolar.com.
Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “targets”, “projects,” “potential,” “outlook,” “continue,” “is/are likely to” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yingli Green Energy’s control, which may cause Yingli Green Energy’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Yingli Green Energy’s filings with the U.S. Securities and Exchange Commission. Yingli Green Energy does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact:
In China:
Qing Miao
Director, Investor Relations
Yingli Green Energy Holding Company Limited
Tel: +86-312-3100-502
E-mail: ir@yinglisolar.com
In the United States:
Linda Bergkamp
Christensen
Tel: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com
In Hong Kong:
Chen Yuan Yuan
Christensen
Tel: +852-2232-3926
Email: ychen@ChristensenIR.com

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